K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 16, 2015

VIA EDGAR
Chad D. Eskildsen
Division of Investment Management
U.S. Securities and Exchange Commission
Washington, D.C.

RE:	Neuberger Berman Advisers Management Trust (“Fund”)
1940 Act Registration No. 811-4255

Dear Mr. Eskildsen:

Following are the Fund’s responses to the comments on the Fund’s annual report for the year ended December 31, 2014, that you provided via e-mail on September 16, 2015, to Arthur Delibert of K&L Gates LLP, the Fund’s counsel:

Comment:  Series/Class Identifiers in EDGAR – Please inform us of the status of the following funds.  Should they be marked “inactive” in EDGAR?
•	S13899 International Select Portfolio – Not included in 2015 485B filing however 2015 N-PX states not operational.
•	S8998 Real Estate Portfolio – Included in 2015 485B but states not operational. 2015 N-PX states not operational.

Response:  The Fund will mark the International Select Portfolio “inactive” in EDGAR.  While the Real Estate Portfolio does not yet have any assets, it is available to be actively marketed and should not be marked “inactive” in EDGAR.

Comment:  12/31/14 Annual Report - Schedule of Investments – All Funds – Please disclose the current yield for all Money Market Fund investments included in the SOI (Morgan Stanley Institutional Liquidity Fund and State Street Institutional Liquid Reserves Fund are held by the funds).

Response:  Starting with the 10/31/15 year-end funds, the Neuberger Berman Funds will disclose the current yield for any Money Market Fund investments.  They will include a footnote stating that the rate shown is the annualized seven day yield at year-end.

Comment:  12/31/14 Annual Report - Large Cap Value Portfolio – Page 2 – Sector Allocation – The fund held 27.4% of its investments in the financial sector at 12/31/14.  Please explain why this significant investment in the financial sector is not specifically discussed in the principal investment strategy and principal investment risk section of the prospectus.  The staff notes the fund does have “sector risk” in the prospectus, however it is not specific to the financial sector.

Securities and Exchange Commission October 16, 2015 Page 2

Response:  The Fund is aware of a long-standing SEC staff position that a fund should include in its prospectus risk disclosure with respect to any industry or group of related industries in which the fund concentrates, and that the staff considers a fund to be concentrated when it invests more than 25% of its assets in an industry or group of related industries.  The Fund is not aware of a similar staff position with respect to investments in any one sector.

That said, the Fund is considering whether disclosure of the type you ask about would be appropriate.  The financial sector embraces a wide variety of entities in a range of businesses, which may not all respond to economic, market, political or social events in the same way.  The 27.4% of assets of the Large Cap Value Portfolio that was invested in the financial sector as of December 31, 2014, for example, was made up of the following:  Banks 10.0%; Capital Markets 9.4%; Insurance 4.3%; Diversified Financial Services 3.7%.

Please feel free to contact me if you have any further questions or comments on this matter.

Sincerely,

/s/ Arthur C. Delibert
Arthur C. Delibert